UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Sales Agreement

On January 5, 2026, Davis Commodities Limited (the “Company”) entered into a sales agreement (the “Sales Agreement”) with A.G.P/Alliance Global Partners (the “Agent”) pursuant to which the Company may issue and sell the Company’s class A ordinary shares, par value $0.000000430108 per share (the “Class A Ordinary Shares”), from time to time, through an at the market offering under which the Sales Agent will act as sales agent and/or principal.

The Company expects that any proceeds from the sale of Class A Ordinary Shares under the Sales Agreement will be used for general corporate purposes, which include financing the Company’s operations, capital expenditures and business development.

Subject to the terms and conditions of the Sales Agreement, the Sales Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the Class A Ordinary Shares, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the Class A Ordinary Shares described therein has been suspended, cancelled or otherwise terminated.

The Sales Agent’s obligation to sell Class A Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The sales, if, under the Sale Agreements will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Class A Ordinary Shares or to or through a market maker,  in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law.

The Sales Agreement provides that the commission payable to the Sales Agent for sales of Class A Ordinary Shares with respect to which the Sales Agent acts as sales agent shall be equal to 4.0% of the gross proceeds of such sale.

The Company will also reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Sales Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Sales Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-286042) (the “Registration Statement”), as supplemented by the prospectus supplement dated January 5, 2026, relating to the offer and sale of up to $17,000,000 Class A Ordinary Shares. The offering pursuant to the Sales Agreement will terminate upon the earliest of (a) the termination of the Sales Agreement by A.G.P. or the Company, as permitted therein, or (b) the expiration of the Registration Statement.

A copy of the Sales Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Conyers Dill & Pearman Pte. Ltd. relating to the validity of the Class A Ordinary Shares to be issued in accordance with the Sales Agreement is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

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Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman Pte. Ltd.
10.1	Sales Agreement, dated as of January 5, 2026, by and between the Company and A.G.P.
23.1	Consent of Conyers Dill & Pearman Pte. Ltd. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: January 5, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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